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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of April 2005


                             AETERNA ZENTARIS INC.

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                                      Form 20-F        Form 40-F    X
                                               ------           ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                       Yes       No   X
                                           -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -----





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                                 DOCUMENTS INDEX




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DOCUMENTS       DESCRIPTION
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
1. Press release dated April 13, 2005 - AEterna Zentaris Announces Initiation of a European Multi-Center Phase II Trial of D-63153 in Benign Prostate Hyperplasia

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                                                         [AETERNA ZENTARIS LOGO]



AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com




                                                           PRESS RELEASE
                                                           For immediate release




AETERNA ZENTARIS ANNOUNCES INITIATION OF A EUROPEAN
MULTI-CENTER PHASE II TRIAL OF D-63153 IN BENIGN PROSTATE
HYPERPLASIA


QUEBEC CITY, CANADA, APRIL 13, 2005 - AEterna Zentaris Inc. (TSX: AEZ; Nasdaq:
AEZS) today announced the initiation of a European multi-center, placebo-controlled Phase II trial to evaluate the efficacy, as well as the safety and tolerability of D-63153, a fourth generation LHRH (Luteinizing Hormone Releasing Hormone) antagonist, in patients with benign prostate hyperplasia (BPH).

The double-blind placebo-controlled Phase II trial will evaluate the efficacy of D-63153 as measured by its effects on clinical signs and symptoms characteristic of BPH, including the International Prostate Symptom Score (IPSS) and maximum uroflow, as well as the durability of therapeutic response over several months. This trial will be fully funded by Spectrum Pharmaceuticals, Inc. (Nasdaq:
SPPI), AEterna Zentaris' U.S. development partner for D-63153.

"We are very pleased to see the timely initiation of this second Phase II trial of D-63153 now in benign prostate hyperplasia (BPH), on the heels of the Phase II trial initiation of hormone-dependent prostate cancer Phase II study announced earlier this week," said Prof. Jurgen Engel, Executive Vice President, Global R&D and COO of AEterna Zentaris. He added: "Furthermore, we believe that D-63153 which allows for chronic intermittent treatment has the potential to improve clinical symptoms of BPH while overcoming some of the limitations associated with currently marketed therapies, including the need for daily administration and side effects such as erectile dysfunction and loss of libido."

Gilles Gagnon, President and Chief Executive Officer of AEterna Zentaris added:
"Today's announcement completes the full deployment of our strategy with our LHRH-antagonist therapeutic approach. With this multi-product strategy combined with our multi-partner approach, we are now in a position to further advance on a worldwide basis the clinical development of all of our LHRH-antagonist compounds in commercially attractive indications such as endometriosis, BPH and prostate cancer.



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                                                         [AETERNA ZENTARIS LOGO]

ABOUT BENIGN PROSTATE HYPERPLASIA (BPH)

Benign prostate hyperplasia is characterized by an abnormal, but not malignant, testosterone-mediated growth of prostate tissue. BPH is estimated to affect approximately 33 million men over 60 years of age. This year, the amount spent on drug treatment for this condition is expected to be around US$1.8 billion.

ABOUT D-63153 STRATEGIC ALLIANCE WITH SPECTRUM PHARMACEUTICALS

In August 2004, AEterna Zentaris granted to Spectrum Pharmaceuticals an exclusive license to develop and market D-63153 for all potential indications in North America (including Canada and Mexico) and India. AEterna Zentaris received an upfront payment which included cash and equity of Spectrum, at signature, and is eligible to receive payments upon achievement of certain development and regulatory milestones, in addition to royalties on potential net sales. AEterna Zentaris retains exclusive rights to the rest of world and will share with Spectrum upfront and milestone payments, royalties or profits from potential sales in Japan.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is an oncology and endocrine therapy focused biopharmaceutical company with proven expertise in drug discovery, development and commercialization. The Company's broad 20 product pipeline leverages five different therapeutic approaches, including LHRH antagonists and signal transduction inhibitors. The lead LHRH antagonist compound, cetrorelix, is currently marketed for IN VITRO fertilization under the brand name Cetrotide(R). Cetrorelix is also in late-stage clinical development for endometriosis and benign prostatic hyperplasia (BPH). The lead signal transduction inhibitor compound, perifosine, is an orally-active AKT inhibitor that is in several Phase II trials for multiple cancers.

AEterna Zentaris also owns 50.7% of Atrium Biotechnologies Inc. (TSX: ATB.sv), a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutritional industries.

News releases and additional information about AEterna Zentaris are available on its Web site www.aeternazentaris.com.
             -----------------------


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


                                       2

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                                                         [AETERNA ZENTARIS LOGO]


                                      -30-
CONTACTS:

MEDIA RELATIONS
Paul Burroughs
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com
----------------------------------

INVESTOR RELATIONS
Ginette Vallieres
(418) 652-8525 ext. 265
ginette.vallieres@aeternazentaris.com
-------------------------------------

EUROPE
Matthias Seeber
+49-6942602-3425
matthias.seeber@zentaris.com
----------------------------



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                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            AETERNA ZENTARIS INC.


Date:  April 13, 2005       By:  /s/ Mario Paradis
---------------------            -----------------------------------------------
                                 Mario Paradis
                                 Senior Finance Director and Corporate Secretary